
Distributed
ByteNite
Computing

INVEST IN **BYTENITE**

Making cloud computing old news

LEAD INVESTOR



Edoardo Marcantoni

I discovered ByteNite through a recommendation from a close friend.
I've always considered cloud computing a very interesting technological topic, even though I don't have a technical background in this specific field.
I studied the material and it didn't take long for me to realize that ByteNite is, hands down, the most interesting project I've delved into in at least a decade.
I am hopeful that the investment will be highly profitable in the medium term and I trust Fabio's skills and vision 110%.

Invested $5,000 this round

bytenite.com San Francisco CA Technology B2B B2C Mobile Apps Media

Highlights

1. Up to 10x faster than AWS EC2

2. Every network user can earn up to $150/mo from each device

3. Raised $600K and established our HQ in San Francisco

4. Released a video encoding app and plan to launch an AI inference app by late 2023

5. We save up to 37% energy relative to server farms

Our Team



Fabio Caironi CEO & Founder

Mathematics, statistics, and economics background. Inventor of a patent-pending method and system for high-throughput distributed computing.

> I wanted to invent a solution that can generate value from the existing technological context and help people around the world redeem their power on technology.



Niccolò Castelli CTO

Software engineer for 17 years, business administration background, and 6+ years experience with startups.



RJ Sahni Business Development



Lauren Glazer Head of Marketing

Berkeley graduate with 7 years of marketing, consulted 12+ startups internationally and in Silicon Valley



Raffaele Di Crosta Board Member & Investor

40-year experience in the electronic industry, CEO & Founder of Ksenia Security S.p.A.



Giorgio Finaurini Board Member

20-year experience in the electronic industry, CCO & Founder of Ksenia Security S.p.A.



Florin Varga Backend Developer

6-year experience in backend engineering and data science background



Paolo Privitera Advisor

Silicon Valley-based entrepreneur and investor, MIT MBA, 6X Founder, 4X Exit

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The Scarcity of Computing Power

In the realm of computing, cloud services have long been a go-to choice, using remote server farm resources for data processing. However, it has recently become evident that this approach struggles to match the escalating demand for

processing power and internet data. This predicament, magnified by the global microchip shortage since 2020 and the surge in computationally demanding tasks like AI inference, has led to an annual expenditure of over $300 billion on inflated cloud services hosted in pricey data centers. Regrettably, this insatiable appetite for computing power also exacts a heavy toll on the environment, with energy-intensive data centers contributing significantly to carbon emissions and ecological strain.


There is insufficient computing power
Intensive computing is skyrocketing
The demand for CPU and GPU computations is increasing at the highest rates ever, with AI-related tasks doubling every 3 months
Global chip shortage
The shortage of semiconductors across the globe is leading to a notable increase in the cost of microchips.
Cloud monopoly
The monopolization of computing power by cloud providers gives rise to manipulation problems and poor data security.

Efforts are underway to address these challenges and enhance the affordability and accessibility of cloud solutions. However, utilizing everyday consumer and industrial computing hardware for collaborative processing remains largely unexplored beyond the cloud sector, with limited experimentation involving blockchain technology. Unfortunately, these alternatives serve only a 5% market share (restricted to crypto users) and lack a fully managed computing environment for optimal workload distribution and customer satisfaction.

Visualize this as a scarcity of grains (computing power) amid countless small-scale farmers with underutilized wheat fields (our devices). Businesses aim to

scale farmers with underutilized wheat fields (our devices). Businesses aim to tap into this harvest, yet an efficient transportation system to convey grains from fields to mills is absent.

At ByteNite, we confront the limitations of collaborative computing by creating a centralized, managed environment that is as viable as cloud computing, yet more accessible, scalable, and sustainable. Here's how our innovative strategy promises to reshape this landscape:

Introducing ByteNite


A virtual supercomputer powered by
any device worldwide

ByteNite is a **distributed computing software** designed for applications that require a significant amount of processing power, such as video encoding, 3D rendering, and AI training and inference. ByteNite solves these tasks by leveraging common devices like your smartphone or computer to process small amounts of data simultaneously, thereby recreating the power of a very large computer.

Revenue Model

Our model ensures that we split the revenues fairly and make both us and our network users profitable. In a monopolistic market, we need to ally ourselves with the hardware providers and the end owners: that's why we directly distribute 70% of the revenue to our network users. By doing that, we both save on cloud bills and give the users the opportunity to monetize their devices.



Revenue distribution
Purchases of digital computing services
70%
30%
USERS PAYBACK
BYTENITE FEE
Gross margin
Everyone is better off with ByteNite
Network users
Can earn up to $150/month from every device they provide for ByteNite computations
Customers
Can enjoy subscription plans or make one-off purchases on our platform

Being a Network User

To become a supplier of computing power, all you need to do is download the "**Worker App**" on your computer or smartphone. The Worker App will use a portion of your processing capacity to safely and anonymously process our customers' data. You have the option to keep the app running in the background or run it at your convenience. The more you use the app, the more ByteChips you earn – our utility currency that can be converted into wire transfers to your bank account in dollars or in any other currency. We have partnered with Stripe to ensure secure, fast, and multi-currency payouts. Currently, we estimate that using a common computer with 16GB RAM and a modest processor like an Intel i5, you can **earn up to $150 per month with ByteNite**.

Being a Customer

Being a Customer

As a customer of our distributed applications, you can utilize our "Computing Platform", a **user-friendly hub** that allows you to submit your computing jobs for processing by ByteNite. You can access the platform conveniently via our web interface, or for programmatic access and integration through our API. Once we receive your data, we will divide it into numerous tasks (depending on its size) and distribute them throughout our network using our proprietary algorithm.

At ByteNite, we prioritize the security of our platform and therefore do not permit customers to upload their own programs. Our data partitioning engine is designed to cater to specific sectors, such as media and entertainment or online platforms, through a range of **pre-made applications**. Rest assured, our approach guarantees the safety and efficiency of our services.


We power media processing apps
Video Encoding
AI Inference
3D Rendering
3D
Transcoding, transmuxing, resizing, packaging
Text-to-image & object detection
Rendering plugin for Blender and Cinema 4D

Our first distributed application is **video encoding**, with a **market of $1B+ and hundreds of thousands of companies** using video encoding every day to compress their videos for internet distribution. We can transcode your videos to the most popular formats and codecs, like H.264 and HLS, and connect them to your preferred storage or streaming service. Our API allows for automated access to our encoding service, making it easy to integrate into workflows and

applications.


ByteNite
Dashboard
Encoding
Statistics
Wallet
Support
Documentation
JD
Encoding
New job
Job queue
Jobs
3 items
Time
01:03:27
Pause
Job name
ID
Progress
Status
Tears of Steel
40ca6s8fg49a
Created
Big Buck Bunny
9kddvSgf721b
Processing
Sintel
13mHcnb8Psd3
Saving
Meridian
s7hwCa9Jdb3v
Completed
Job history
Search job history
This week
This month
This year
Name
ID
Created at
Length
Size
Cost
Status
Sol Levante
rIRgorq3EJ3U
dd/mm/yy
00:14:51
271 Mb
25 Bc
Completed
Cosmos Laundromat
VTUPc06W08fh
dd/mm/yy
00:34:51
421 Mb
41 Bc
Completed

By coupling distributed computing with video encoding, we are able to significantly speed up processing time, which is often a bottleneck in production workflows, particularly with the use of modern high-complexity codecs. As encoding complexity continues to increase, mid-sized video companies such as user-generated content or entertainment media platforms may find it difficult to afford better video compression, resulting in a loss of market share in the video streaming industry. ByteNite offers comparable encoding outcomes to high-performance servers at affordable prices, making it an **excellent solution for those looking to save on costs without sacrificing quality**.

Our customers can access our computing services with flexible options: they can either subscribe monthly or purchase a one-time package. Packages come with preset operation amounts (e.g., video minutes) and offer discounts for larger quantities.

Our Competitive Advantage


We rank #1 in processing speed
Processing Speed
Video Encoding
30x
22.5x
15x
7.5x
0x
27.5x
12.3x
10.3x
2.4x
1.9x
1.9x
0.8x
0.3x
ByteNite
Google Cloud Transcoder API
Bitmovin
Qencode
Zencoder
Coconut
AWS MediaConvert
Telestream
Faster
Secure
Application-oriented
Green

We are already better than anyone on the market when it comes to video encoding. We leverage chunk-based technology to get our customers' videos encoded even **30x faster** than other cloud transcoding solutions and in a more scalable way. Our product helps online media companies speed up their workflows with distributed computing, and we're offering them a handy web platform to manage their computations in a simple way.


We promote sustainable growth for the planet
Combined electricity use by Amazon, Microsoft, Google, and Meta more than doubled between 2017 and 2021
By dissipating heat and reusing hardware, distributed systems can be up to 37% less polluting
Server farms
Distributed systems

ByteNite is not only beneficial for its users and customers, but also **great for the environment**! Our model allows us to **spare more than one third of the energy** cost that is usually reported by data centers and server farms. The way we do that is simply distributing the computations: with geographically dispersed processors – our users' computers and phones – the heat gets dissipated naturally, and there is no need for energy-consuming cooling plants. By joining ByteNite, your devices' processors help us cut down on energy use by up to 37% and reduce electronic waste by 7%.

Market & Opportunity



Total addressable market
$156B
30% YOY GROWTH
Global Cloud IAAS Spending
Serviceable market
$19B
17% YOY GROWTH
Video Transcoding, 3D rendering, and Computer Vision markets
Obtainable market
$1B
5% Penetration

The potential for ByteNite to soar in the market is immense. Currently, companies are investing more than $150 billion annually in cloud infrastructure, with a significant portion dedicated to video encoding, 3D rendering, and computer vision. As the market continues to expand, with growth rates reaching 30% year over year, we are confident in our ability to capture a 5% share of sales in computational-intensive tasks within the next decade. This is an opportunity of grand proportions, positioning ByteNite to emerge as a pivotal industry

contender and a catalytic force for innovation.

With respect to the supply, there are currently **over 12 billion consumer and industrial computing devices** (such as computers, servers, smartphones, and tablets) that remain idle for one third of the time on average. As a comprehensive, standardized, and global distributed computing network remains absent, and device owners are unable to monetize their latent computational potential, the prospect of tapping into even a fraction of these resources stands as a palpable and imminent opportunity.

Fundraising & Goals



2022-2023 Q2
Raised ✅
$600,000
• Beta release
• Patent application
• 3 partnerships
• 500+ usage requests
→ 2023 Q4
Raising ⏳
$3,000,000
$500,000 reserved for WeFunder
Legal
5%
Operations
15%
Sales and Marketing
40%
40%
Product Development

In 2022, we **raised $600K** from a business partner and began working on the technical development of our products. In late 2022, we moved to the United States, which allowed us to grow our business with a **network of partners, investors, and early adopters**. With the hard work and dedication of our team of skilled engineers, we were able to **release a beta version** of our distributed computing software at the beginning of 2023. We also filed a patent application

for our innovative algorithm.

One of our current partners is Storj, a decentralized storage system that outperforms the cloud in data transfer speed and cost-effectiveness. We have integrated Storj into our platform, which allows our customers to store their encoded videos on Storj's storage folders and transfer them across different cloud providers.

We're **seeking capital to ramp up sales** and broaden our horizons beyond beta testing. Our strategy involves dedicating 40% of funds to bolster sales and marketing efforts, which includes hiring a sales expert and engaging a marketing agency to effectively promote our video encoding solution to the target audience. Additionally, we'll craft a unique brand strategy that highlights our speed and pricing advantages, setting us apart from cloud space competitors.

Another 40% of funds will fuel ongoing software development, maintenance, and support for our current product. This involves creating **plug-ins to seamlessly integrate our offering with major marketplaces** like Wordpress, Adobe Exchange, and Google Chrome Web Store. Our goal is to reach 4,000 paying users in the first quarter of 2024 through our plug-ins and API. Furthermore, we're set to launch a **Generative AI app**, leveraging our swift distributed computing system to generate 10 images simultaneously—far surpassing the 4 images possible with Dall-E.


Who is with us
Fabio Caironi
CEO & FOUNDER
Mathematics and economics background, patent inventor
Niccolò Castelli
CTO
Business adm. and founder background, coder for 17 years
Collaborators
obodo
Board members & advisors
Gartner

Partners

STORJ Twelve Labs oneteg

Ksenia Ksenia events.com

Invest in the Future of Computing

At ByteNite, we're not just shaping the future of computing – we're redefining it. Our dynamic team is composed of distributed computing enthusiasts with extensive experience in business development, software engineering, and tech marketing.

We firmly believe that distributed computing is the bridge spanning the gap between surging processing demands and the substantial costs of consumer tech and hardware. We predict that disruptive technologies like AI and machine learning will have a significant impact on the computational requirements of modern chips. Therefore, our conviction is that collaborative computing will increasingly become a viable solution as connectivity improves and processor technology advances.

Choosing to invest in ByteNite means championing a venture that stands at the cusp of transformative technology. With your support, we will keep growing and move our startup to the next stage of development. Together, let's propel computing into a remarkable new era.

forward looking projections not guaranteed

👏

Thank you, WeFunder supporter!

"A startup is the largest group of people you can convince of a plan to build a different future."

P. Thiel

www.bytenite.com

Invest now